UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 9, 2026

Perceptive Capital Solutions Corp
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-42126 (Commission File Number)	98-1783595 (I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY (Address of principal executive offices)	10003 (Zip Code)

(212) 284-2300
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	PCSC	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on December 5, 2025, Perceptive Capital Solutions Corp, a Cayman Islands exempted company (“PCSC”), StarNet Merger Sub I, Corp., a Delaware corporation and a wholly-owned subsidiary of PCSC (“Merger Sub I”), StarNet Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of PCSC (“Merger Sub II”), and Freenome Holdings, Inc., a Delaware corporation (“Freenome”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), and the transactions contemplated thereby (collectively, the “Business Combination”).

On June 17, 2026, PCSC filed the definitive proxy statement/prospectus (the “proxy statement/prospectus”) for the solicitation of proxies in connection with the extraordinary general meeting of shareholders of PCSC (the “Extraordinary General Meeting”) to approve proposals related to the Business Combination. The Extraordinary General Meeting was originally scheduled to be held on July 9, 2026 at 10:00 a.m. Eastern Time, at the offices of Cooley LLP located at 55 Hudson Yards, New York, New York 10001, and via a virtual meeting at https://www.cstproxy.com/perceptivecapitalsolutions/sm2026. PCSC has decided to postpone the Extraordinary General Meeting to allow additional time for Freenome and PCSC to (i) supplement disclosure in the proxy statement/prospectus by way of a supplement, providing information with respect to certain events since the filing and mailing of the proxy statement/prospectus; and (ii) solicit proxies in connection with the Extraordinary General Meeting. There is no change to the purpose or any of the proposals to be acted upon at the Extraordinary General Meeting.

The Extraordinary General Meeting will now be held on July 15, 2026 at 10:00 a.m. Eastern Time, at the offices of Cooley LLP located at 55 Hudson Yards, New York, New York 10001, and via a virtual meeting at https://www.cstproxy.com/perceptivecapitalsolutions/sm2026. In connection with the postponement of the Extraordinary General Meeting, PCSC has extended the deadline for delivery of redemption demands from holders of PCSC’s Class A ordinary shares to 5:00 p.m. Eastern Time on July 13, 2026. Shareholders who wish to withdraw their previously submitted redemption demands may do so by contacting PCSC’s transfer agent.

All of PCSC's shareholders of record as of the close of business on June 12, 2026 (the “Record Date”) are entitled to vote at the Extraordinary General Meeting. PCSC's shareholders who have not already voted, or wish to change their vote, are strongly encouraged to submit their proxies as soon as possible. Valid proxies previously submitted by shareholders will continue to be valid for purposes of the postponed Extraordinary General Meeting.

For more information on how to vote, please call PCSC’s proxy solicitor Morrow Sodali LLC, at (800) 662-5200 (Toll Free) or (203) 658-9400 (Collect) or email PCSC.info@investor.sodali.com. More details about the Business Combination and the proposals to be voted upon at the Extraordinary General Meeting can be found in the proxy statement/prospectus, which is available at www.sec.gov.

A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed Business Combination between PCSC and Freenome Holdings, Inc., a Delaware corporation (“Freenome”) will be submitted to shareholders of PCSC for their consideration. In connection with the Business Combination, PCSC has filed a registration statement on Form S-4 (File No. 333-295377) (the “Registration Statement”) with the SEC, which includes the definitive proxy statement/prospectus distributed to PCSC's shareholders in connection with PCSC’s solicitation of proxies for the Extraordinary General Meeting, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Freenome in connection with the completion of the Business Combination. PCSC has mailed the proxy statement/prospectus and other relevant documents to its shareholders as of the Record Date. This Current Report on Form 8-K is not a substitute for the Registration Statement, the proxy statement/prospectus or any other document that PCSC or Freenome may file with the SEC in connection with the Business Combination. Before making any voting or investment decision, PCSC shareholders, Freenome stockholders, and other interested persons are urged to read the proxy statement/prospectus and any amendments or supplements thereto, as well as any other relevant documents filed with the SEC by PCSC in connection with the proposed Business Combination, because they contain important information about PCSC, Freenome and the proposed Business Combination. Shareholders may obtain free copies of the Registration Statement, the proxy statement/prospectus and other documents filed by PCSC with the SEC, without charge, at the SEC's website located at www.sec.gov, or by directing a written request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the inability of the parties to successfully or timely consummate the proposed Business Combination and other related transactions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement. Additional risks related to PCSC include those factors discussed in documents PCSC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Current Report on Form 8-K and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Annual Report on Form 10-K for the year ended December 31, 2025, PCSC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, and in those documents that PCSC has filed, or will file, with the SEC.

If any of these risks materialize or PCSC’s or Freenome’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC’s and Freenome’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC’s and Freenome’s assessments to change. These forward-looking statements should not be relied upon as representing PCSC’s and Freenome’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from PCSC’s shareholders with respect to the proposed Business Combination and the other matters set forth in the registration statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in PCSC’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, is contained in the proxy statement/prospectus relating to the proposed Business Combination. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This Current Report on Form 8-K is not a substitute for the registration statement or for any other document that PCSC and Freenome may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE BUSINESS COMBINATION THAT PCSC AND FREENOME HAVE FILED OR WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Investors and security holders may obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by PCSC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated July 9, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 9, 2026

Perceptive Capital Solutions Corp

	By:	/s/ Adam Stone
	Name:	Adam Stone
	Title:	Chief Executive Officer

Exhibit 99.1

Perceptive Capital Solutions Corp Announces Change of Date of Extraordinary General Meeting of Shareholders

– Extraordinary General Meeting of Perceptive Shareholders Postponed to July 15, 2026

New York (July 9, 2026) — Perceptive Capital Solutions Corp (“PCSC”) (Nasdaq: PCSC), a special purpose acquisition company (“SPAC”) sponsored by an affiliate of Perceptive Advisors, announced today that the extraordinary general meeting of shareholders of PCSC (the “Extraordinary General Meeting”), originally scheduled for July 9, 2026 at 10:00 a.m. Eastern Time, to approve proposals related to the proposed business combination (the “Business Combination”) between PCSC and Freenome Holdings, Inc. (“Freenome”), an early cancer detection company developing blood-based screening tests has been postponed to July 15, 2026 at 10:00 a.m. Eastern Time. The Extraordinary General Meeting has been postponed to allow additional time for Freenome and PCSC to (i) supplement disclosure in the definitive proxy statement/prospectus by way of a supplement, providing  information with respect to certain events since the filing and mailing of the proxy statement/prospectus; and (ii) solicit proxies in connection with the Extraordinary General Meeting.

The Extraordinary General Meeting will now be held at 10:00 a.m. Eastern Time on July 15, 2026. In connection with the postponement of the Extraordinary General Meeting, PCSC has extended the deadline for delivery of redemption demands from holders of PCSC's Class A ordinary shares to 5:00 p.m. Eastern Time on July 13, 2026. Shareholders who wish to withdraw their previously submitted redemption demands may do so by contacting PCSC's transfer agent.

All of PCSC's shareholders of record as of the close of business on June 12, 2026 are entitled to vote at the Extraordinary General Meeting. PCSC's shareholders who have not already voted, or wish to change their vote, are strongly encouraged to submit their proxies as soon as possible. Valid proxies previously submitted by shareholders will continue to be valid for purposes of the postponed Extraordinary General Meeting.

If you have any questions or need assistance voting your shares in PCSC, please contact Morrow Sodali LLC, PCSC’s proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing PCSC.info@investor.sodali.com.

About Perceptive Capital Solutions Corp

Perceptive Capital Solutions Corp (Nasdaq: PCSC) is a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses or entities. PCSC’s sponsor is an affiliate of Perceptive Advisors, a leading life sciences focused investment firm. PCSC is led by Chairman Joseph Edelman, CEO Adam Stone, Chief Business Officer Michael Altman and Chief Financial Officer Sam Cohn.

Additional Information about the Proposed Business Combination and Where to Find It

As previously disclosed, PCSC, Freenome, StarNet Merger Sub I, Corp., a Delaware corporation and a wholly-owned subsidiary of PCSC, and StarNet Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of PCSC, entered into a definitive business combination agreement, dated as of December 5, 2025 (as it may be further amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, the parties thereto will consummate the Business Combination. Upon closing of the transaction, PCSC will be renamed “Freenome, Inc.” (“New Freenome”). The Business Combination will be submitted to shareholders of PCSC for their consideration. PCSC and Freenome jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on June 17, 2026, and includes a proxy statement/prospectus that is both the proxy statement of PCSC and a prospectus of New Freenome relating to the shares to be issued in connection with the Business Combination (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus was mailed to PCSC’s shareholders of record as of June 12, 2026, the record date established for voting on the Business Combination. PCSC, Freenome and/or New Freenome may also file other relevant documents regarding the Business Combination with the SEC.

Before making any voting or investment decision, PCSC shareholders, Freenome stockholders, and other interested persons are urged to read the definitive Proxy Statement/Prospectus and other documents previously filed with the SEC in connection with the Business Combination, because these documents contain important information about PCSC, Freenome, New Freenome and the Business Combination. Shareholders can obtain free copies of the Registration Statement, the definitive Proxy Statement/Prospectus and other documents filed by PCSC with the SEC, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

Forward Looking Statements

This press release includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the inability of the parties to successfully or timely consummate the proposed Business Combination and other related transactions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement. Additional risks related to PCSC and Freenome include those factors discussed in the Registration Statement and definitive Proxy Statement/Prospectus and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, PCSC’s Annual Report on Form 10-K for the year ended December 31, 2025, and in those documents that PCSC has filed, or will file, with the SEC.

If any of these risks materialize or PCSC’s or Freenome’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC’s and Freenome’s expectations, plans, or forecasts of future events and views as of the date of this press release and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC’s and Freenome’s assessments to change. These forward-looking statements should not be relied upon as representing PCSC’s and Freenome’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the Business Combination and the other matters set forth in the Registration Statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in the definitive Proxy Statement/Prospectus which was filed with the SEC and may be obtained free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, is contained in the definitive Proxy Statement/Prospectus. Shareholders, potential investors and other interested persons should read the definitive Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investor contact:
PCSC@perceptivelife.com